Morrison C. Warren Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 D 312.845.3484 F 312.516.1484 warren@chapman.com

March 2, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Choo:

This letter responds to your comments, provided by telephone on October 27, 2020, February 19, 2021 and February 22, 2021, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on September 9, 2020 (the “Registration Statement”). The Registration Statement relates to the FT Cboe Vest Gold Strategy Target Income ETF (formerly FT Cboe Vest Gold Target Income ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

With respect to the two components, participation and income, please disclose the types of options that will be used to implement each strategy. Please explain the difference in the two options that the Sub-Advisor expects to use.

Response to Comment 1

Pursuant to the Staff’s request, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

In seeking to achieve its objective, the Fund, through the Subsidiary, will generally purchase or sell FLEX Options. FLEX Options are customized equity or index option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like exercise prices, styles and expiration dates. In general, an option gives the purchaser of the option the right to purchase (for a call option) or sell (for a put option) the underlying asset (or deliver cash equal to the value of an underlying asset) at a specified price (the “strike price”). The Fund will gain exposure to increases in value experienced by the Underlying ETF through the purchase of call options. As a buyer of these options, the Fund pays a premium to the seller of the options. The Fund will gain exposure to decreases in value experienced by the Underlying ETF through the sale of put options. As the seller of these options, the Fund receives a premium from the buyer of the options. Each of these FLEX Options is expected to have a term of approximately one year. In combination, the purchased call and sold put option generally provide exposure to price returns of the Underlying ETF both on the upside and downside.

Additionally, as a means to generate income, the Fund will employ a “partial covered call strategy” that seeks to sell call options having a strike price roughly equal to the value of the Underlying ETF at the inception of the Fund or each subsequent roll of the strategy (such options are said to be “at-the-money”) on only a portion of the notional value of the call options purchased by the Fund. This strategy effectively converts a portion of the upside price return growth of the Underlying ETF into current income. By doing so, the Fund is giving up full participation potential in Underlying ETF gains in exchange for call option premiums. To execute this strategy, the Fund will sell call options with an expiration date less than or equal to approximately one month in the future (the “Target Income Period”). The amount of call options sold by the Fund is based on a calculation designed to result in the Fund generating income over the Target Income Period on the average assets of the Fund from premiums from writing call options that is approximately 3.85% higher annually than the annual yield from one-month U.S. Treasury securities, before Fund fees and expenses.

Comment 2 – Principal Investment Strategies

Please consider revising the disclosure set forth below to provide additional clarity on how covered calls will cause the Fund’s returns to be less correlated to the Underlying ETF’s returns. In addition, does the presence of covered calls affect the correlation between the Fund’s returns and the Underlying ETF’s returns if the Underlying ETF experiences losses? Please consider and revise accordingly.

Response to Comment 2

Pursuant to the Staff’s request, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

Additionally, as a means to generate income, the Fund will employ a “partial covered call strategy” that seeks to sell call options having a strike price roughly equal to the value of the Underlying ETF at the inception of the Fund or each subsequent roll of the strategy (such options are said to be “at-the-money”) on only a portion of the notional value of the call options purchased by the Fund. This strategy effectively converts a portion of the upside price return growth of the Underlying ETF into current income. By doing so, the Fund is giving up full participation potential in Underlying ETF gains in exchange for call option premiums. To execute this strategy, the Fund will sell call options with an expiration date less than or equal to approximately one month in the future (the “Target Income Period”). The amount of call options sold by the Fund is based on a calculation designed to result in the Fund generating income over the Target Income Period on the average assets of the Fund from premiums from writing call options that is approximately 3.85% higher annually than the annual yield from one-month U.S. Treasury securities, before Fund fees and expenses.

The Fund’s sale of call options to generate the desired level of income affects the degree to which the Fund will participate in increases in value experienced by the Underlying ETF over the Target Income period. The more call options the Fund needs to sell in order to generate the desired level of income, the less the Fund will participate in Underlying ETF gains. This means that if the Underlying ETF experiences an increase in value, the Fund will likely not experience that increase to the same extent, and may significantly underperform the Underlying ETF over the Target Income Period. The degree of participation in Underlying ETF gains will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into call selling strategy. The Fund’s rate of participation in Underlying ETF gains is approximately the ratio of the notional value of the Fund’s purchased call options to the notional value of the Fund’s sold call options. For instance, if the notional value of the Fund’s purchased call options is approximately 75% greater than the notional value of the Fund’s sold call options, the Fund would be expected to participate in approximately 75% of the price return gains experienced by the Underlying ETF over the Target Income Period, in addition to providing the consistent level of income. In that same example, for every 10% increase in the value of the Underlying ETF, the Fund would experience an approximately 7.5% increase in value. In general, the Fund expects to participate in between 50% and 100% of Underlying ETF gains (gross of fees and expenses), although such participation is subject to market conditions and be below those levels.

The sale of call options to generate income will not have the same impact on any decreases experienced by the Underlying ETF over the Target Income Period. The Fund expects to fully participation in all Underlying ETF losses (e.g. if the Underlying ETF decreases in value by 5%, the Fund should be expected to decrease in value by approximately 5%).

Comment 3 – Principal Investment Strategies

The disclosure relating to the Underlying ETF in the first paragraph of the section entitled “Principal Investment Strategies” is very similar to the disclosure at the end of the section. Please consider consolidating such duplicative disclosure.

Response to Comment 3

Pursuant to the Staff’s comment, the Fund has significantly revised the first paragraph of the section entitled “Principal Investment Strategies” so that the majority of the disclosure relating to the Underlying ETF is set forth in a dedicated sub-section at the end of the section.

Comment 4 – Principal Investment Strategies

Please confirm that the Underlying ETF’s investment objective has been accurately reflected in the disclosure.

Response to Comment 4

Pursuant to the Staff’s comment, the Fund so confirms.

Comment 5 – Principal Investment Strategies

For the sake of clarity, please revise the reference to the Fund’s diversification status away from the disclosure relating to the Underlying ETF.

Response to Comment 5

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 6 – Principal Risks

Please consider revising “Derivatives Risk” to only address the risks of derivatives that the Fund intends to utilize.

Response to Comment 6

The Advisor has developed a systematic approach to risk that it utilizes to maintain quality control across its more than 160 funds. When it comes to derivatives disclosure (and in other instances as well), the Advisor includes risk disclosure relating to the risk posed by derivatives broadly, and then includes individualized disclosure relating to the specific derivatives utilized by an individual fund. Through experience, the Advisor has found that many of the risks of specific derivatives are shared among all derivatives. Therefore, if a fund were to invest in multiple types of derivatives, there is a large degree of duplicative disclosure as the risk relating to each specific derivative would contain the same disclosure regarding the general risk of derivatives. The Fund believes that the current Derivatives Risk, in connection with the tailored risk disclosure relating to FLEX Options (see FLEX Options Risk and FLEX Options Correlation Risk) is compliant with the requirements of Form N-1A and prior Staff comments relating to the desirability of tailored derivatives risk disclosure.

Comment 7 – Principal Risks

Please confirm the relevancy of Zero Coupon Bond Risk. If it is relevant, please consider revising the section entitled “Principal Investment Strategies” accordingly.

Response to Comment 7

Pursuant to the Staff’s comment, the Fund determined that such risk disclosure was not necessary and thus deleted the referenced risk.

Comment 8 – Statement of Additional Information

In correspondence, please state the Fund’s concentration policy given that gold is neither a geographic region nor an industry or group of industries.

Response to Comment 8

The Fund has adopted a fundamental policy that it will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries.

Comment 9 – Fund Name

In correspondence, please explain to the Staff how the Fund intends to comply with the requirements of Rule 35d-1 of the 1940 Act given that each Fund only invests in U.S. Treasury securities and FLEX Options given that each Fund’s FLEX Options must be valued on a mark-to-market basis. The Fund may consider adding “Strategy” to the name to help alleviate this concern.

Response to Comment 9

Pursuant to the Staff’s comment, the Fund’s name has been revised to FT Cboe Vest Gold Strategy Target Income ETF.

Comment 10 – Fund Investments

Please consider utilizing the more fulsome disclosure relating to FLEX Options that is set forth in the prospectus for FT Cboe Vest Gold Buffer ETF and FT Cboe Vest Gold Tactical Buffer ETF.

Response to Comment 10

Pursuant to the Staff’s comment, the Fund has adopted the more fulsome disclosure relating to FLEX Options in the section entitled “Fund Investments.”

Comment 11 – Additional Risks of Investing in the Fund

Please confirm the applicability of the final sentence of “Special Tax Risk,” set forth below.

In the event that the Fund purchases shares of an Underlying ETF shortly before a distribution by the Underlying ETF, the entire distribution may be taxable to the Fund even though a portion of the distribution effectively represents a return of the purchase price.

Response to Comment 11

Pursuant to the Staff’s comment, Special Tax Risk and Tax Risk have been consolidated into a single risk factor, set forth below:

TAX RISK. The Fund intends to qualify as a “regulated Investment company” (“RIC”), however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's investment in the Subsidiary, the Subsidiary's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended.

The Fund intends to treat any income it may derive from FLEX Options on the Underlying ETF received by the Subsidiary as “qualifying income” for the rules applicable to RICs. Treasury Regulations provide that income from a corporation similar to the Subsidiary is qualifying income, if (i) the income is distributed to the Fund in the same year the Fund is required to recognize the income or (ii) the income is related to the Fund’s business of investing in stocks or securities. The Fund intends to cause the Subsidiary to make distributions that would allow the Fund to meet the first requirement. The Fund generally will be required to recognize the income of the Subsidiary, regardless of whether the Fund receives a distribution of the Subsidiary’s income, and this income would be subject to the distribution requirement for qualification as a RIC and would be taken into account for purposes of the 4% excise tax.

If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Comment 12 – Additional Risks of Investing in the Fund

Tax Risk makes reference to the treatment of municipal securities. Please confirm the applicability or revise accordingly.

Response to Comment 12

Pursuant to the Staff’s comment, Tax Risk has been significantly revised, as set forth above.

Comment 13 – General

The Staff notes that it does not appear that the exclusion of acquired fund fees and expenses is reflected in the terms of the investment advisory agreement. Please confirm.

Response to Comment 13

The Fund will not incur any acquired fund fees and expenses because it will not directly hold shares of the Underlying ETF, but rather will only invest (through the Subsidiary) in FLEX Options that utilize the price of the Underlying ETF as a reference asset.

Comment 14 – Net Asset Value

The section entitled “Net Asset Value” contains redundant disclosure. Please consider revising to make the disclosure more streamlined.

Response to Comment 14

The disclosure set forth in the section entitled “Net Asset Value” is disclosure that is shared throughout the First Trust ETF complex. The Fund and the Advisor commit to reviewing this disclosure for accuracy and conciseness in the near future.

Comment 15 – General

Please confirm that the Fund’s disclosure will be modified to conform to the requirements of Form N-1A, as recently revised by Rule 6c-11 of the 1940 Act.

Response to Comment 15

The Fund’s prospectus has been revised to conform to the requirements of Form N-1A, as recently revised by Rule 6c-11 of the 1940 Act.

Comment 16 – General

In correspondence, please disclose the Fund’s contemplated management fee.

Response to Comment 16

The Fund’s management fee is anticipated to be 0.85% of average daily net assets.

Comment 17 – Fees and Expenses of the Fund - Annual Fund Operating Expenses

The table currently indicates “Other Expenses” equal to 0.00%. Please confirm in correspondence that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Response to Comment 17

The Advisor confirms that all fees and expenses charged or incurred in connection with the operation and management of the Subsidiary will be borne by the Advisor out the unitary management fee.

Comment 18 – Principal Investment Strategies

Please revise the disclosure to indicate whether the Funds intend to invest in short-, mid- or long-term U.S. Treasury securities.

Response to Comment 18

Pursuant to the Staff’s comment, the first sentence of the section entitled “Principal Investment Strategies” has been revised as follows:

The Fund seeks to deliver participation in a portion of the price returns of the SPDR Gold Trust (the “Underlying ETF”) while providing a consistent level of income through a portfolio substantially composed of short-term U.S. Treasury securities, cash and cash equivalents, and in the shares of a wholly-owned subsidiary (the “Subsidiary”) that holds FLexible Exchange Options (“FLEX Options”) that reference the price performance of the Underlying ETF.

Comment 19 – Principal Investment Strategies

Please revise the disclosure to clarify whether the Funds seek returns based upon the Underlying ETF’s price performance or NAV performance.

Response to Comment 19

Pursuant to the Staff’s comment, the disclosure has been revised throughout the Fund’s prospectus to clarify that the Fund seeks returns based upon the Underlying ETF’s price performance.

Comment 20 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF does not pay dividends.

Response to Comment 20

Pursuant to the Staff’s comment, the following disclosure has been added as the third sentence of the first paragraph beneath the sub-section entitled “Principal Investment Strategies – The Underlying ETF’:

The Underlying ETF is not expected to pay dividends.

Comment 21 – Principal Investment Strategies

Please consider revising the disclosure to indicate that the Underlying ETF is an investment trust that is treated as a grantor trust for federal income tax purposes.

Response to Comment 21

Pursuant to the Staff’s comment, duplicative disclosure relating to the federal tax treatment of GLD has been consolidated into a single reference in the sub-section entitled “Principal Investment Strategies – The Underlying ETF” set forth below. This disclosure has been reproduced verbatim from GLD’s prospectus.

GLD is treated as a “grantor trust” for U.S. federal income tax purposes. As a result, GLD itself is not subject to U.S. federal income tax. Instead, GLD’s income and expenses “flow through” to the shareholders, and the Trustee will report GLD’s income, gains, losses and deductions to the Internal Revenue Service on that basis.

Comment 22 – Principal Investment Strategies

Please confirm that the disclosure set forth below is accurate or revise accordingly. If necessary, please conform any such changes throughout the disclosure.

The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of gold bullion.

Response to Comment 22

The referenced disclosure in the Fund’s prospectus has been revised to state the following:

The investment objective of the [Underlying ETF] is to reflect the performance of the price of gold bullion, less the [Underlying ETF]’s expenses.

Comment 23 – Principal Investment Strategies

Given that custody of physical gold is a principal risk factor of the Underlying ETF, please name the actual custodian utilized by the Underlying ETF.

Response to Comment 23

Pursuant to the Staff’s comment, the disclosure relating to the Trust’s subcustodian has been revised and the first sentence of the sub-section entitled “Principal Investment Strategies – The Underlying ETF” has been revised as set forth below:

The Underlying ETF is an exchange-traded investment trust that holds physical gold bars. World Gold Trust Services, LLC (“WGTS”) serves as the Underlying ETF’s sponsor and HSBC plc serves as the Underlying ETF’s custodian. The Underlying ETF's custodian may utilize subcustodians that hold the Underlying ETF's gold on its behalf.

Comment 24 – Principal Risks

Please re-order the principal risks in order of importance rather than alphabetically.

Response to Comment 24

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 25 – Principal Risks

Please consider consolidating Absence of an Active Market Risk with “Authorized Participant Concentration Risk” as both risks contain similar disclosure.

Response to Comment 25

Pursuant to the Staff’s comment, Absence of an Active Market Risk and Authorized Participant Concentration Risk have been consolidated.

Comment 26 – Principal Risks

Given that the Fund intends to invest in U.S. Treasury securities and FLEX Options, please confirm that Call Risk, Extension Risk and Prepayment Risk constitute principal risks to the Fund.

Response to Comment 26

Pursuant to the Staff’s comment, the referenced risks have been deleted.

Comment 27 – Principal Risks

Please revise the last sentence of “Cash Transactions Risk” set forth below so that “portfolio securities” replaces the reference to “shares.”

A sale of shares may result in capital gains or losses and may also result in higher brokerage costs.

Response to Comment 27

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

Comment 28 – Principal Risks

Please consider consolidating Commodities Risk with Underlying ETF Gold Risk.

Response to Comment 28

The Fund has thoughtfully considered the Staff’s comment and respectfully declines to make the requested revision as the Fund has determined that the risks in their current form more fully articulate the principal risks inherent in an investment in the Fund’s securities. In addition, the Fund has concluded that the risk disclosure is compliant with the requirements set forth in Form N-1A.

Comment 29 – Principal Risks

Please revise FLEX Options Correlation Risk to more clearly explain the risk posed by the Fund’s non-correlation with the returns of the Underlying ETF. If the Funds elect to delete FLEX Options Correlation Risk, please confirm that the deleted risk disclosure is included elsewhere.

Response to Comment 29

Pursuant to the Staff’s comment to consolidate risks, FLEX Options Correlation Risk has been removed. The Fund confirms that the deleted risk disclosure has been included elsewhere.

Comment 30 – Principal Risks

Please consider consolidating the disclosure set forth in FLEX Options Liquidity Risk and FLEX Options Risk as much of the disclosure is duplicative in nature.

Response to Comment 30

Pursuant to the Staff’s comment, FLEX Options Liquidity Risk has been consolidated into FLEX Options Risk.

Comment 31 – Principal Risks

Please explain why Index Constituent Risk is applicable to the Fund.

Response to Comment 31

The Fund may be included as a constituent in other indices. Accordingly, the referenced risk is relevant and will continue to be included in the disclosure.

Comment 32 – Principal Risks

Please tailor Interest Rate Risk to be directly applicable to the types of U.S. Treasury securities held by the Fund. Additionally, please revise Interest Rate Risk to disclose the current period of historically low interest rates and the effect that rising interest rates could have on the Fund.

Response to Comment 32

The Fund has thoughtfully considered the Staff’s comment and has concluded that the current risk disclosure is compliant with the requirements set forth in Form N-1A. Additionally, the Fund believes that the first two sentences of Interest Rate Risk, reproduced below, address the Staff’s suggestion.

Interest rate risk is the risk that the value of the debt securities in the Fund’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer-term debt securities. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. (emphasis added)

Comment 33 – Principal Risks

Please consider consolidating Non-Diversification Risk and Significant Exposure Risk as they appear to contain duplicative disclosure.

Response to Comment 33

The Fund has thoughtfully considered the Staff’s comment and respectfully declines to make the requested revision as the Fund has determined that the risks in their current form more fully articulate the principal risks inherent in an investment in the Fund’s securities. In addition, the Fund has concluded that the risk disclosure is compliant with the requirements set forth in Form N-1A.

The disclosure set forth in Significant Exposure Risk is designed to highlight that a principal risk of the Fund is that its investments are not diversified, and thus may be more negatively affected by acute incidences that relate to its investments. The disclosure set forth in Non-Diversification Risk, which has been included pursuant to prior Staff comments, is designed to highlight that the Fund is not diversified pursuant to more technical 1940 Act definition of “non-diversified” which may not necessarily be understood by an ordinary investor.

Comment 34 – Principal Risks

Please consider consolidating Special Tax Risk and Tax Risk. In addition, please confirm that the third paragraph of Tax Risk relating to the Fund’s potential investment in equity repurchase agreements is relevant.

Response to Comment 34

Pursuant to the Staff’s comment, Special Tax Risk and Tax Risk have been consolidated into a single risk factor, set forth below:

TAX RISK. The Fund intends to qualify as a “regulated Investment company” (“RIC”), however, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund's investment in the Subsidiary, the Subsidiary's options strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Internal Revenue Code of 1986, as amended.

The Fund intends to treat any income it may derive from FLEX Options on the Underlying ETF received by the Subsidiary as “qualifying income” for the rules applicable to RICs. Treasury Regulations provide that income from a corporation similar to the Subsidiary is qualifying income, if (i) the income is distributed to the Fund in the same year the Fund is required to recognize the income or (ii) the income is related to the Fund’s business of investing in stocks or securities. The Fund intends to cause the Subsidiary to make distributions that would allow the Fund to meet the first requirement. The Fund generally will be required to recognize the income of the Subsidiary, regardless of whether the Fund receives a distribution of the Subsidiary’s income, and this income would be subject to the distribution requirement for qualification as a RIC and would be taken into account for purposes of the 4% excise tax.

If the Fund did not qualify as a RIC for any taxable year and certain relief provisions were not available, the Fund’s taxable income would be subject to tax at the Fund level and to a further tax at the shareholder level when such income is distributed. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on Fund returns.

In the event that a shareholder purchases shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Comment 35 – Principal Risks

The Staff notes the disclosure set forth below in “Trading Issues Risk.” Please consider revising the disclosure to clarify that the risk relates to trading in Fund shares.

Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable.

Response to Comment 35

In response to the Staff’s comment, the Fund’s prospectus has been revised such that “Fund” has been added immediately preceding the word “shares” in the disclosure referenced above.

Comment 36 – Principal Risks

Please consider supplementing the disclosure set forth in Underlying ETF Gold Risk to highlight the custody risk that accompanies an investment in gold, as well as risks associated with safekeeping, travel, damage or inadequate levels of insurance relating to gold.

Response to Comment 36

Pursuant to the Staff’s comment, the following has been added to the end of Underlying ETF Gold Risk:

There is a risk that some or all of the Underlying ETF’s gold bars held by its custodian or any subcustodian could be lost, damaged or stolen. Access to the Underlying ETF’s gold bars could also be restricted by natural events (such as an earthquake) or human actions (such as a terrorist attack). Any of these events may adversely affect the operations of the Underlying ETF and, consequently, an investment based on the value of the Underlying ETF’s shares. Additionally, the Underlying ETF does not insure its gold and a loss may be suffered with respect to the Underlying ETF’s gold which is not covered by insurance and for which no party is liable for damages.

Comment 37 – Principal Risks

Please tailor the disclosure set forth in U.S. Government Securities Risk to more accurately reflect the specific U.S. Treasury securities held by the Fund.

Response to Comment 37

Pursuant to the Staff’s comment, U.S. Government Securities Risk has been revised such that the disclosure relating to securities issued by U.S. federal government agencies and government sponsored entities has been deleted. The revised risk is set forth below:

U.S. GOVERNMENT SECURITIES RISK. U.S. government securities are subject to interest rate risk but generally do not involve the credit risks associated with investments in other types of debt securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other debt securities. U.S. government securities are guaranteed only as to the timely payment of interest and the payment of principal when held to maturity.

Comment 38 – Performance

Please disclose to the Staff the primary performance benchmark index and broad-based market index the Fund intends to utilize.

Response to Comment 38

The Fund intends to utilize the LBMA Gold Price (GOLDLNPM) as the primary performance benchmark and the S&P 500 as its broad-based market index.

Comment 39 – Management of the Subsidiary

In correspondence, please indicate to the Staff whether the the Funds and the Subsidiary are considered commodity pools. Similarly, please indicate to the Staff whether the Advisor and Sub-Advisor would be considered commodity pool operators or whether they intend to claim an exemption to the requirements imposed on commodity pool operators. In light of these responses, please consider adding appropriate disclosure to the registration statement.

Response to Comment 39

Neither the Fund nor the Subsidiary currently intend to hold assets that would require either to register as a commodity pool. Accordingly, neither the Advisor nor the Sub-Advisor would be considered a commodity pool operator.

Comment 40 – Additional Information on the Fund’s Investment Objective and Strategy

The Staff asserts that the disclosure set forth in Item 9 of the prospectus does not comply with the requirements of Form N-1A as it does not contain much of the disclosure set forth in Item 4. The Staff reminds the Fund of its belief that the disclosure set forth in Item 4 should be a summary of the disclosure set forth in Item 9.

Response to Comment 40

The Fund believes that the investment strategy disclosure, as currently separated between Items 4 and 9, is compliant with the requirements of Form N-1A and is presented in a manner conducive to investor comprehension.

Comment 41 – Risks of Investing in the Fund

In the disclosure set forth below from the section entitled “Risks of Investing in the Fund,” please consider deleting the word “supplemental.”

There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Response to Comment 41

Pursuant to the Staff’s comment, the referenced word has been deleted.

Comment 42 – Risks of Investing in the Fund

Please confirm that the disclosure set forth in Cash Transactions Risk is an accurate reflection of how the Fund intends to effectuate creations and redemptions. Please make sure that such disclosure conforms with the disclosure set forth in Cash Transactions Risk set forth in the section entitled “Principal Risks.”

Response to Comment 42

Pursuant to the Staff’s comment, the first sentence of Cash Transactions Risk in both the section entitled “Principal Risks” and the section entitled “Risks of Investing in the Fund” has been conformed to state the following:

The Fund will effect some or all of its creations and redemptions for cash rather than in-kind.

Comment 43 – Risks of Investing in the Fund

The Staff notes that the Fund has included Portfolio Turnover Risk. Please consider whether this is relevant and whether the Fund should also include additional risk disclosure pertaining to frequent trading of derivatives contracts.

Response to Comment 43

Pursuant to the Staff’s comment, Portfolio Turnover Risk has been deleted.

Comment 44 – Risks of Investing in the Fund

The Staff notes the inclusion of Borrowing and Leverage Risk as a non-principal risk of the Fund. Please disclose if the Fund has a credit facility and the circumstances under which the Fund would utilize such a facility.

Response to Comment 44

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 45 – Management of the Fund

Please update the Sub-Advisor’s assets under management.

Response to Comment 45

Pursuant to the Staff’s comment, the referenced disclosure has been updated.

Comment 46 – Management of the Fund

The Staff notes that the disclosure relating to Mr. Rubin’s business experience does not indicate his activities in 2015 and 2016. Please revise accordingly or confirm that there was no relevant experience to report during those years.

Response to Comment 46

Pursuant to the Staff’s comment, the Fund confirms that Mr. Rubin has no relevant experience to report during those years.

Comment 47 – Management of the Subsidiary

Please confirm that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Response to Comment 47

The Fund confirms that the operation and management of the Subsidiary will comply with the 1940 Act’s provisions relating to affiliated transactions and custody.

Comment 48 – Management of the Subsidiary

Please revise the disclosure to indicate that First Trust will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary as it relates to capital structure.

Response to Comment 48

Pursuant to the Staff’s comment, the disclosure set forth in the section entitled “Management of the Subsidiary” has been revised as set forth below:

As a result, in managing the Fund’s and the Subsidiary’s portfolio investments, First Trust will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary (on a consolidated basis), and, in particular, to the requirements relating to leverage, liquidity, brokerage, capital structure and the timing and method of the valuation of the Fund’s and the Subsidiary’s portfolio investments. (emphasis added)

Comment 49 – Management of the Subsidiary

Please explain in correspondence why the Subsidiary has not entered into a sub-advisory agreement with the Sub-Advisor.

Response to Comment 49

The Fund will utilize its own Subsidiary. The Fund’s investment advisor will serve as investment advisor to the Subsidiary and the Fund’s investment sub-advisor will serve as investment sub-advisor to the Subsidiary. Accordingly, the Subsidiary has entered into an investment advisory agreement with the Advisor and an investment sub-advisory agreement with the Sub-Advisor. These agreements will be filed as exhibits to the Registration Statement.

Comment 50 – Management of the Subsidiary

Please disclose that each investment advisor to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment advisor to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment advisor is a material contract that should be included as an exhibit to the registration statement. If the same person is the investment advisor to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Response to Comment 50

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Management of the Subsidiary”:

The investment advisor (First Trust) and investment sub-advisor (Cboe Vest) to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts.

Additionally, as described in the response above, the Subsidiary’s investment advisory agreement and investment sub-advisory agreement will be filed as exhibits to the Registration Statement.

Comment 51 – Management of the Subsidiary

The disclosure indicates that the Subsidiary will enter into separate contracts with service providers. Please disclose to the Staff the entity that will pay for those services.

Response to Comment 51

Pursuant to the Staff’s comment, the referenced disclosure has been revised to state the following:

While the Subsidiary has also entered into separate contracts for the provision of custody, transfer agency and audit services, the Advisor will pay for these expenses. (emphasis added)

Comment 52 – Federal Tax Matters

In the section entitled “Federal Tax Matters,” please revise the disclosure below to clarify what “this” refers.

This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Response to Comment 52

Pursuant to the Staff’s comment, the referenced disclosure has been revised to state the following:

The following disclosure may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

Comment 53 – Federal Tax Matters

The disclosure set forth in the section entitled “Federal Tax Matters” states that certain Fund distributions may considered a return of capital. Please supplementally disclose whether and under what circumstances the Fund expects its distributions to represent return of capital. Please consider adding additional disclosure regarding return of capital and that it should not be considered part of the Fund’s dividend yield.

Response to Comment 53

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Federal Tax Matters-Distributions”:

A “return of capital” of is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of a Fund’s dividend yield or total return of an investment in Fund shares.

While the Fund has no current intention of making return of capital distributions, it is possible that it could occur. The Fund’s monthly distribution payment will have an estimate component. It is possible that this estimate could generate a small amount of return of capital or excise tax due. This disclosure is included to alert shareholders to that possibility. The Fund believes that such disclosure is compliant with the requirements of Form N-1A.

Comment 54 – Disclaimers

Please revise references of “unitholders” to “shareholders” in the section entitled “Disclaimers.”

Response to Comment 54

Pursuant to the Staff’s comment, the prospectus has been revised accordingly.

Comment 55 – Statement of Additional Information

Please review the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” and revise in accordance with NYSE Arca’s changed listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 55

The Fund confirms that the disclosure set forth in the section of the statement of additional information entitled “Exchange Listing and Trading” in accordance with NYSE’s listing standards for ETFs that intend to rely on Rule 6c-11 of the 1940 Act.

Comment 56 – Statement of Additional Information

The first sentence of the section in the statement of additional information entitled “Investment Strategies” indicates that the Fund will invest substantially all of its assets in FLEX Options. Please revise to reflect the Fund’s contemplated investments in U.S. Treasury securities.

Response to Comment 56

Pursuant to the Staff’s comment, the first sentence of the section of the statement of additional information entitled “Investment Strategies” has been revised to state the following:

Under normal market conditions, the Fund will invest substantially all of its assets in U.S. Treasury securities, cash and cash equivalents, and in the shares of a wholly-owned subsidiary (the “Subsidiary”) that holds Flexible EXchange Options (“FLEX Options”) on the SPDR Gold Trust (“GLD” or the “Underlying ETF”).

Comment 57 – Statement of Additional Information

Please confirm in correspondence that the Subsidiary and its board of directors will agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Response to Comment 57

Pursuant to the Staff’s comment, the Subsidiary and its board of [trustees] confirm that they will agree to designate an agent of service of process and that the Subsidiary and its board will agree to inspection by the Staff of its books and records.

Comment 58 – Statement of Additional Information

Please revise the disclosure to identify the Subsidiary’s custodian.

Response to Comment 58

Pursuant to the Staff’s comment, the disclosure set forth in “Administrator, Custodian, Transfer Agent, Fund Accountant, Distributor, Additional Service Provider and Exchange” has been revised to state the following:

Pursuant to a custody agreement, BNYM serves as the custodian of the Fund’s and the Subsidiary’s assets.

Comment 59 – Statement of Additional Information

The Staff notes the following disclosure set forth below in the SAI. Please confirm the accuracy of this statement or revise accordingly.

If the Fund is unable to close out a call option on securities that it has written before the option is exercised, the Fund may be required to purchase the optioned securities in order to satisfy its obligation under the option to deliver such securities.

Response to Comment 59

While the Fund holds only European FLEX Options, it intends to sell its option positions at the end of each Target Outcome Period prior to their expiration, in order avoid receiving or being required to deliver shares of the Underlying ETF.

Comment 60 – Statement of Additional Information

Please remove the last sentence of the first paragraph of “Cash Equivalents and Short-Term Investments” in the section of the statement of additional information entitled “Investment Strategies – Types of Investments.”

Response to Comment 60

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 61 – Statement of Additional Information

Please revise the references to “tracking error” in FLEX Options Risk in the section of the statement of additional information entitled “Investment Risks.”

Response to Comment 61

Pursuant to the Staff’s comment, all references to “tracking error” have been removed from each Fund’s statement of additional information.

Comment 62 – Statement of Additional Information

Please review the statement of additional information and remove all references to intraday indicative portfolio value given that the Funds intend to rely on Rule 6c-11 of the 1940 Act.

Response to Comment 62

The Fund’s statement of additional information has been revised in accordance with this comment.

Comment 63 – Statement of Additional Information

In the section of the statement of additional information entitled “Additional Payments to Financial Intermediaries,” the disclosure indicates that certain fees payable described within the section may be charged back to the Fund, subject to approval by the Board of Trustees. Please explain in correspondence how this is consistent with the terms of the Fund’s investment advisory agreement.

Response to Comment 63

Because the Fund has a unitary management fee, the reference to certain fees being charged back to the Fund has been removed.

Comment 64 – Statement of Additional Information

Please review the disclosure related to the anticipated frequency of Fund dividend payments and confirm its accuracy.

Response to Comment 64

The Fund’s disclosure has been revised to indicate that dividends from net investment income of the Fund, if any, are anticipated to be declared and paid monthly.

Comment 65 – Principal Investment Strategies

Please clearly disclose the level of participation that a shareholder of the Fund can expect to participate in the level of performance of the Underlying ETF. In addition, please specify in each place where it would be relevant whether the Fund’s participation would be gross or net of Fund fees and expenses.

Response to Comment 65

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following:

However, in general, the Fund expects to participate in between 50% and 100% of Underlying ETF gains (gross of fees and expenses), although this is not guaranteed.

Comment 66 – Principal Risks

Please include risk disclosure alerting shareholders that the Fund may participate in Underlying ETF gains on less than a one-to-one basis. Please consider setting forth the expected range of upside participation and the consequences for failing to meet achieve the level of desired participation.

Response to Comment 66

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following:

Upside Participation Risk. The Fund will experience less than one-to-one participation in any gains experienced by the Underlying ETF (e.g. if the Underlying ETF increases in value by 5%, the Fund should be expected to increase in value, but by less than 5%). This means that if the Underlying ETF experiences an increase in value, the Fund will likely not realize experience that increase to the same extent, and may significantly underperform the Underlying ETF. The degree to which the Fund will participate in the Underlying ETF’s price performance will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into FLEX Options positions.

The Fund respectfully declines to include the anticipated range of participation in the risk disclosure as it has determined that such disclosure is more appropriately included in the section entitled “Principal Investment Strategies,” where it is currently disclosed.

Comment 67 – Principal Risks

Please consider whether the disclosure set forth in Covered Call Risk is appropriate given the Fund’s principal investment strategy.

Response to Comment 67

Pursuant to the Staff’s comment, Covered Call Risk has been removed from the disclosure.

Comment 68 – Principal Investment Strategies

In the disclosure relating to the Fund’s intended participation in the gains of the Underlying ETF, please consider including disclosure regarding the Fund’s obligation, as the buyer of options, to pay premiums to the seller of those options.

Response to Comment 68

Pursuant to the Staff’s comment, the following disclosure has been added to the referenced disclosure:

As a buyer of these options, the Fund pays a premium to the seller of the options.

Comment 69 – Principal Investment Strategies

The Staff notes the following disclosure in the section entitled “Principal Investment Strategies”:

Due to the Fund’s use of covered calls (discussed in detail below), the Fund will experience less than one-to-one participation in any gains experienced by the Underlying ETF . . .

Please consider revising the reference to “less than one-to-one participation” to “will not achieve full participation.”

Response to Comment 69

Pursuant to other Staff comments the referenced disclosure has been deleted.

Comment 70 – Principal Investment Strategies

The Staff notes that in the Fund’s initial registration statement filing, the section entitled “Principal Investment Strategies” included disclosure regarding the fact that the Fund, as the result of its covered call positions, may significantly underperform the Underlying ETF. Please reinsert this disclosure or explain to the Staff why such disclosure is no longer relevant.

Response to Comment 70

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

This means that if the Underlying ETF experiences an increase in value, the Fund will likely not experience that increase to the same extent, and may significantly underperform the Underlying ETF over the Target Income Period.

Comment 71 – Principal Investment Strategies

Please revise the disclosure describing the Fund’s intended participation in the performance of the Underlying ETF to contain additional disclosure regarding the Fund’s anticipated performance in the event the Underlying ETF decreases in value. Such disclosure should mirror the disclosure setting forth the Fund’s anticipated performance in the event the Underlying ETF increases in value. Supplementally, please explain to the Staff why the use of covered calls prevents full participation in Underlying ETF gains but allows for full participation in Underlying ETF losses.

Response to Comment 71

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

The Fund seeks full participation in all Underlying ETF (e.g. if the Underlying ETF decreases in value by 5%, the Fund should be expected to decrease in value by approximately 5%).

Comment 72 – Principal Investment Strategies

Please revise the disclosure to clarify that the Fund’s participation level and income target is gross of the Fund’s fees and expenses.

Response to Comment 72

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 73 – Principal Investment Strategies

The Fund notes the following disclosure in the section entitled “Principal Investment Strategies”:

Although the Fund’s options positions provide exposure to the Underlying ETF, and not gold directly, the Underlying ETF is a grantor trust and its shareholders are treated, for U.S. federal income tax purposes, as if they directly owned a pro rata share of the Underlying ETF’s assets.

Please consider whether such disclosure merits being included in the section entitled “Principal Investment Strategy” or whether it would be better included in the section entitled “Federal Tax Matters.”

Response to Comment 73

Pursuant to the Staff’s comment, the referenced disclosure has been moved to the section entitled “Federal Tax Matters.”

Comment 74 – Principal Risks

The Staff notes that Counterparty Risk set forth in the section entitled “Principal Risks” contains specific reference to the OCC, while Counterparty Risk set forth in the section entitled “Risks of Investing in the Fund” does not. Please revise the Counterparty Risk set forth in the Item 9 disclosure to include the references to the OCC set forth in Counterparty Risk set forth in the Item 4 disclosure.

Response to Comment 74

Pursuant to the Staff’s comment, Counterparty Risk has been revised to include the following disclosure:

The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Comment 75 – Principal Investment Strategies

The Staff notes the Fund’s inclusion of its policy not to concentrate its investment in any industry or group of industries in the section entitled “Principal Investment Strategies.” Please consider moving to the Statement of Additional Information.

Response to Comment 75

Pursuant to the Staff’s comment, the referenced disclosure has been removed from the section entitled “Principal Investment Strategies.” It was already set forth in the Statement of Additional Information.

Comment 76 – Principal Risks

Please review the disclosure set forth in Debt Securities Risk and consider whether all such disclosure is relevant in light of the Fund’s intended investments.

Response to Comment 76

Pursuant to the Staff’s comment, the Fund carefully reviewed Debt Securities Risk and ultimately elected to remove the referenced risk disclosure. The Fund believes that the disclosure set forth in U.S. Government Securities Risk, Income Risk, Inflation Risk and Interest Rate Risk adequately disclose the principal risks posed by the Fund’s investment in short-term U.S. Treasury securities.

Comment 77 – Dividends, Distributions and Taxes

The Staff notes the following disclosure:

The Fund has implemented a distribution policy pursuant to which the Fund intends to declare and pay monthly dividends to shareholders that are consistent with the premiums received from covered calls written pursuant the Fund’s investment strategy. The Board may amend this distribution policy at any time, or the Fund may cease distributions entirely, at any time, without prior notice to shareholders. (emphasis added)

Please supplementally explain why the Fund would not provide notice under these circumstances.

Response to Comment 77

The Board will not amend the distribution policy without providing notice to shareholders. Accordingly, the referenced disclosure has been revised as set forth below:

The Board may amend this distribution policy at any time, or the Fund may cease distributions entirely, at any time~~, without prior notice to shareholders~~.

Comment 78 – Federal Tax Matters

The Staff notes the potential for the Fund to make distributions consisting of “return of capital.” Accordingly, please include the following disclosure:

Shareholders who periodically receive a dividend or other distribution consisting of return of capital may be under the impression that they are receiving net profits when they are not.

Response to Comment 78

Pursuant to the Staff’s request, the disclosure has been included in the section entitled “Federal Tax Matters.”

Comment 79 – Principal Investment Strategies

Please revise the references to the Fund’s intent to provide “one-to-one participation” in plain English.

Response to Comment 79

Pursuant to the Staff’s request, references to “one-to-one participation” have been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren